DIANE D. DALMY
ATTORNEY AT LAW
8965 W. CORNELL PLACE
LAKEWOOD, COLORADO 80227
303.985.9324 (telephone)
303.988.6954 (facsimile)
email: ddalmy@earthlink.net


July 30, 2012


Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn: 	Loan Lauren P. Nguyen-Special Counsel

Via Edgar Correspondence

Re: Ballroom Dance Fitness, Inc.
Amendment No. 16 to Registration Statement on Form S-1
Filed July 16, 2012
File No. 333-167249

Dear Ms. Nguyen:

In accordance with the comment letter dated July 23, 2012 (the "SEC Comment Letter") regarding the registration statement on Form S-1 (the "Registration Statement") for Ballroom Dance Fitness, Inc., a Nevada corporation (the "Company"), please find below our responses to the SEC Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the SEC Comment Letter. Also, please be advised that the Company has filed Amendment No. 17 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

Risk Factors, page 10

1. The requested risk factor is included in the filing on page 10.

Description of Business, page 19

Organization History, page 19

2. In accordance with the staff's request, please be advised that the projection has been deleted.

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Securities and Exchange Commission
Page Two
July 30, 2012



Please be further advised that in accordance with the verbal comments received, the Company's website has been revised.

Sincerely,

Diane D. Dalmy


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